UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-16189

NISOURCE INC.
RETIREMENT SAVINGS PLAN
(Full title of plan)

NISOURCE INC.
(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410
(Address of Principal Executive Office)

NiSource Inc.
Retirement Savings Plan
Employer ID No: 35-2108964
Plan Number: 005

Financial Statements as of December 31, 2016 and 2015 and for the Year Ended December 31, 2016,
Supplemental Schedule as of and for the Year Ended December 31, 2016 and Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016	11
SIGNATURES	12
EXHIBIT INDEX	14
EXHIBIT:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the NiSource Inc. Retirement Savings Plan
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the NiSource Inc. Retirement Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 21, 2017

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31,	2016	2015

Assets:
Investments - at fair value:
Mutual funds	$371,342,349	$336,110,560
NiSource Stock Fund	246,685,623	178,216,788
Columbia Pipeline Group Stock Fund	—	147,496,424
Money market fund	79,250,798	80,714,415
Common collective trusts	529,292,084	387,356,590
Total investments	1,226,570,854	1,129,894,777
Notes receivable from participants	28,393,035	26,193,383
Net Assets Available for Benefits	$1,254,963,889	$1,156,088,160

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2016

Additions:
Contributions:
Participant	$61,777,744
Employer	33,031,345
Total contributions	94,809,089
Investment income:
Net appreciation in fair value of investments	105,192,003
Dividends and interest	22,948,299
Net investment income	128,140,302
Interest income on notes receivable from participants	897,967
Total additions	223,847,358

Deductions:
Benefits paid to participants	124,701,705
Administrative expenses - net	229,633
Miscellaneous expense	40,291
Total deductions	124,971,629
Increase in Net Assets	98,875,729
Net Assets Available for Benefits - Beginning of year	1,156,088,160
Net Assets Available for Benefits - End of year	$1,254,963,889

See accompanying notes to financial statements.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

1.    Description of the Plan

NiSource Inc. (the “Company” or “NiSource”) is a holding company whose subsidiaries are fully regulated natural gas and electric utility companies serving approximately 3.9 million customers in seven states. The following description of the NiSource Inc. Retirement Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution retirement plan available to each eligible employee who works for the Company or any other related employer that adopts the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan covers collectively bargained employees and non-bargained employees.
Plan Administration - The Company serves as sponsor of the Plan. The NiSource Benefits Committee (the “Committee”), established and maintained by the Company, has administrative and investment responsibilities with respect to the Plan. The Chief Executive Officer of the Company, who has responsibilities in administering the Plan, appoints members of the Committee. Fidelity Management Trust Company (the “Trustee”) holds the Plan’s assets and executes investment transactions. As of December 31, 2016, Plan investments include fourteen mutual funds, one money market fund, sixteen common collective trusts and one common stock fund as investment options for participants.
Contributions - Each year, participants may contribute up to 50% of compensation (as defined by the Plan) on a pre-tax, catch-up, and Roth basis, and up to 25% on an after-tax basis, up to 75% in total (including catch-up contributions), subject to Internal Revenue Code limitations. Participants who are at least 50 years old or will be 50 years old in the Plan year can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. NiSource does not match on pre-tax catch-up or Roth after-tax catch-up contributions. Some groups are not matched on after-tax contributions, as noted below.
As of December 31, 2016, the Company matching contribution formulas are as follows:

a.
For the accounts of all participants who are not eligible to participate in any pension plan sponsored by NiSource or any of its subsidiaries (the “NiSource Pension Plans”) (i.e., employees in the “Next Gen” benefit structure), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.

b.
For the accounts of all participants who participate in the Account Balance II (AB II) option of any of the NiSource Pension Plans that offer such benefit, the matching contribution is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.

c.
For the accounts of all participants who participate in the Account Balance I (AB I) option of the NIPSCO Union Pension Plan, the matching contribution is 75 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.

d.
Except as provided in subsection (e) for the accounts of all participants who participate in the Final Average Pay (FAP) option of the NIPSCO Union Pension Plan, the matching contribution is equal to 11.1% of a combined total of pre-tax and Roth contributions made by the participant to the Plan.

e.
For the accounts of all employees of NIPSCO who participate in the FAP option of the NIPSCO Union Pension Plan and who are former NIFL Union Employees (as defined therein), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) up to the first 6% of compensation, as defined by the Plan.

For all employees other than Bay State Union employees participating in the AB II option of the Bay State Union Pension Plan, the matching contribution is invested directly into the NiSource Stock Fund. Employees may subsequently redirect matching contributions among any of the remaining investment options available in the Plan.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. Such discretionary contributions are determined and credited in the year following the Plan year. Discretionary contributions of $4,067,519 were authorized on February 24, 2016 and reported as employer contributions in the statement of changes in net assets available for benefits for the year ended December 31, 2016. Discretionary contributions of $4,303,114 were authorized on February 21, 2017. Such amounts will be reported as employer contributions to the Plan in the year authorized and funded.
In lieu of a pension plan, employees in the Next Gen benefit structure receive the Next Gen Employer Contribution under the Plan. The Company makes a Next Gen Employer Contribution in the amount of 3% of compensation, as defined by the Plan, to the account of each employee eligible for this contribution. Next Gen employees are exempt employees hired or rehired on or after January 1, 2010, Northampton and Springfield Clerical/Technical employees hired or rehired on or after January 1, 2011, Columbia Energy Group union, non-exempt non-union, Brockton Operating and Lawrence employees hired or rehired on or after January 1, 2013, Brockton Clerical/Technical employees hired or rehired after June 1, 2013 and Springfield Utility employees hired or rehired after January 1, 2014. The Next Gen Employer Contribution is invested directly into the NiSource Stock Fund. Employees may subsequently redirect these contributions among any of the remaining investment options available in the Plan.
Automatic Enrollment - Certain newly hired or rehired employees are automatically enrolled into the Plan at a 6% pre-tax contribution level after 30 days of hire. The new hire has the option to stop or change the contribution percentage at any time. Certain collectively-bargained employees are subject to the automatic enrollment provisions of the Plan as negotiated between the applicable union and the Company.
Rollovers from Other Qualified Employer Plans - The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and certain administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Except as otherwise noted above, contributions to the Plan are invested as directed by the participant in various investment funds. Participants must evaluate their own investment goals and objectives and choose the investments best suited to achieve those goals and objectives. Poor investment performance by the investment funds selected by the participants may cause their vested balances to be lower than the amounts contributed to the Plan on their behalf.
Vesting - Participants are fully vested in their accounts at all times.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the vested balance in the participant’s account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans ranged from 3.25% to 10.5% at both December 31, 2016 and 2015. Participants may have a maximum of two loans outstanding at any given time. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years (30 years prior to January 1, 2002). Loan repayments may be suspended for up to one year during periods of authorized leave due to long-term disability. Loan repayments may also be suspended during periods of qualified military service. Participants who terminate employment with an outstanding Plan loan may make loan repayments through direct payments from their personal bank accounts. If the participant does not make arrangements with the Trustee after termination/retirement, the outstanding loan is subject to default and the participant could face tax consequences as a result.
Participant Distributions -Distributions from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

•	Age 59½ withdrawals;

•	Voluntary withdrawals from after-tax, rollover, profit sharing and matching contributions;

•	Withdrawals during military service; and

•	Hardship withdrawals, subject to Plan rules for such withdrawals.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

A hardship withdrawal shall result in the suspension of the participant’s deferral and related Company matching contributions for six months.
Payment of Benefits - If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the Plan administrator will direct such amount to be paid in a lump sum. If the participant’s account balance exceeds $1,000 but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, the distribution will be paid as a direct rollover to an individual retirement account designated by the Plan administrator. All other distributions at the election of participants shall be in the form of a full or partial lump sum, or in annual, semi-annual, quarterly or monthly installments.
Plan Amendments
Automatic Enrollment - For automatic enrollments of Bay State Union employees (except for Northampton employees and Springfield Clerical/Technical employees) occurring on or after January 1, 2016 (new hires or rehires), the automatic enrollment percentage will be 3% of compensation, as defined by the Plan. The automatic percentage amount for Northampton employees and Springfield Clerical Technical employees hired or rehired on or after January 1, 2016 will be 6% of compensation, as defined by the Plan.
Removal of Investment Option - The Columbia Pipeline Group Stock Fund, held in the Plan as a frozen investment option as a direct result of the Separation of Columbia Pipeline Group, Inc. to the shareholders of the Company (including shareholders within the Plan through the NiSource Stock Fund) on July 1, 2015, was removed as an investment option effective as of 4:00 p.m. Eastern time on June 30, 2016 and shall not thereafter be offered as an investment option under the Plan.
2.    Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan were prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits - Benefits are recorded when paid. There were no participants who have elected to withdraw from the Plan but have not yet been paid at either December 31, 2016 or 2015.
Investments - The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 3 for a discussion of fair value measurements. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of the investments are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and other operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and market risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Notes Receivable from Participants - Loans to participants are recorded at the unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

NiSource Stock Fund
Employee Stock Ownership Plan - The NiSource Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of the Plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.
Voting and Tendering Rights of NiSource Stock Fund Participants - Each participant in the NiSource Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Stock Fund.
Payment of Benefits - Any distribution consisting of units in the NiSource Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the NiSource Stock Fund.
Columbia Pipeline Group Stock Fund - NiSource completed the separation of its natural gas pipeline and related businesses into a stand-alone publicly traded company, Columbia Pipeline Group, Inc. (“CPG”) through a pro-rata distribution, effective July 1, 2015, of all the common stock of CPG held by NiSource to NiSource shareholders (“the Separation”). Plan participants invested in the NiSource Stock Fund at the time of the Separation received one unit of Columbia Pipeline Group Stock Fund for every one unit of NiSource Stock Fund owned. The Columbia Pipeline Group Stock Fund was a frozen fund, meaning participants were entitled to direct investments out of the Columbia Pipeline Group Stock Fund, but were not able to direct any new contributions or exchanges into the Columbia Pipeline Group Stock Fund. Per the terms of the Plan, as amended, the Columbia Pipeline Group Stock Fund was liquidated on June 30, 2016. Under certain circumstances, participants who wished to retain their Columbia Pipeline Group Stock Fund investment longer than June 30, 2016 were able to roll all or an eligible portion of their units into an Individual Retirement Account or other qualified plan. Any participants that did not move their balances prior to July 1, 2016 had their balances automatically transferred to the age appropriate target date fund.
Administrative Expenses - Administrative expenses of the Plan are paid primarily by the Company. Certain other expenses of the Plan, such as investment manager and broker fees, are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts. Administrative expenses for 2016 are reported net of revenue credits of $35,000. The revenue credit relates to a portion of fees paid by certain investment managers and shared with the Plan record keeper and used to offset the normal cost of general Plan recordkeeping and administration. When those shared fees exceed the normal recordkeeping and administrative costs, the record keeper returns those funds to the Plan in the form of a revenue credit, which may be used to pay certain qualified Plan expenses.
Recently Adopted Accounting Pronouncements - On January 1, 2016, the Plan adopted applicable provisions of Accounting Standards Update (ASU) No. 2015-12 (“ASU 2015-12”), Plan Accounting - Investment Disclosures. Upon adoption of this standard, indirect investments in fully benefit-responsive investment contracts (FBRIC) through investment companies are not in the scope of the FBRIC guidance. In addition, plans are no longer required to disclose individual investments that represent 5% or more of net assets available for benefits, or disclose net appreciation or depreciation for investments by general type. The provisions require plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Certain historical disclosures that are no longer required have been removed. The adoption had no impact on the statements of net assets available for benefits at December 31, 2016 or 2015, or the statement of changes in net assets available for benefits for the year ended December 31, 2016.
On January 1, 2016, the Plan adopted ASU No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value (NAV) per Share. The ASU eliminates the requirement to categorize investments for which fair value is measured at net asset value per share as a practical expedient. The adoption has been retrospectively applied in Note 3. The adoption had no impact on the statements of net assets available for benefits at December 31, 2016 or 2015, or the statement of changes in net assets available for benefits for the year ended December 31, 2016.
3.    Fair Value Measurements

The Fair Value Measurement and Disclosure Requirements, Topic 820 of the FASB Accounting Standards Codification, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to

NISOURCE INC.
RETIREMENT SAVINGS PLAN

unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Basis of Fair Value Measurement

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to recognize significant transfers between levels of the fair value hierarchy at the actual date of the event. During the year ended December 31, 2016, the Plan had no transfers in or out of Levels 1, 2, or 3, except for the movement of Level 2 common collective trusts to an unclassified category as a result of adopting ASU No. 2015-07, as described in Note 2.

The following tables set forth, by level within the fair value measurements hierarchy, the Plan’s investment assets at fair value as of December 31, 2016 and 2015. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In accordance with generally accepted accounting principles, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value measurements hierarchy. The fair value amounts presented in the following tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

		Fair Value Measurements at December 31, 2016
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$371,342,349	$371,342,349	$—	$—
NiSource Stock Fund	246,685,623	—	246,685,623	—
Money market fund	79,250,798	79,250,798	—	—
Common collective trusts measured at NAV	529,292,084
Total	$1,226,570,854	$450,593,147	$246,685,623	$—

NISOURCE INC.
RETIREMENT SAVINGS PLAN

		Fair Value Measurements at December 31, 2015
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$336,110,560	$336,110,560	$—	$—
NiSource Stock Fund	178,216,788	—	178,216,788	—
Columbia Pipeline Group Stock Fund	147,496,424	—	147,496,424	—
Money market fund	80,714,415	80,714,415	—	—
Common collective trusts measured at NAV	387,356,590
Total	$1,129,894,777	$416,824,975	$325,713,212	$—
Asset Valuation Techniques

Level 1 Measurements - Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The money market fund is stated at cost, which approximates fair value.

Level 2 Measurements - The NiSource Stock Fund is tracked on a unitized basis and includes NiSource Inc. common stock and a short-term investment fund. The value of a unit reflects the combined fair value of NiSource Inc. common stock, valued at its quoted market price, and the short-term investment fund. Redemptions are available on a daily basis without notice, but are subject to the availability of sufficient short-term investments used for liquidity.
Until its liquidation on June 30, 2016, the Columbia Pipeline Group Stock Fund was tracked on a unitized basis and included CPG common stock and a short-term investment fund. The value of a unit reflected the combined fair value of CPG common stock, valued at its quoted market price and the short-term investments held. Redemptions were generally available on a daily basis without notice, but were subject to the availability of sufficient short-term investments for liquidity. In unusual circumstances, the investment may have been closed to sales.
Common Collective Trusts
The Plan’s common collective trust investments are presented at fair value using the net asset value practical expedient in the statements of net assets available for benefits at both December 31, 2016 and 2015. The following table summarizes the common collective trusts measured at net asset value per share as of December 31, 2016 and 2015:

	Fair Value at December 31, 2016	Fair Value at December 31, 2015	Redemption Frequency (if currently eligible)	Redemption Notice Period
Lifecycle commingled pools	$353,342,123	$195,266,934	Daily	1 day
Fidelity Contrafund Commingled Pool	53,582,349	61,422,498	Daily	1 day
Fidelity Growth Company Commingled Pool	91,912,371	107,534,152	Daily	1 day
Fidelity Managed Income Portfolio	30,455,241	23,133,006	Daily	12 months
Total common collective trusts	$529,292,084	$387,356,590

4.    Exempt Party-In-Interest Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

At December 31, 2016 and 2015, the Plan held 26,049,168 and 21,292,328 units, respectively, of the NiSource Stock Fund, with a cost basis of $155,019,583 and $95,104,279 respectively. The NiSource Stock Fund includes 10,960,143 and 8,940,142 shares at December 31, 2016 and 2015, respectively, of common stock of the Company, the Plan Sponsor, with a cost basis of $139,647,276 and $82,987,299 respectively. During the year ended December 31, 2016, the Plan recorded $6,377,232 of dividend income for the common stock.
5.    Fidelity Managed Income Portfolio

The Plan participates in a fully benefit-responsive investment contract, the Fidelity Managed Income Portfolio, which is a common collective trust. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the trust’s constant net asset value (NAV) of $1 per unit. Distribution to the trust’s unit holders is declared daily from the net investment income and automatically reinvested in the trust on a monthly basis, when paid. It is the policy of the trust to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the trust will be able to maintain this value. The investment is presented at NAV, in the statements of net assets available for benefits.

Certain events impact the ability to transact at contract value, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, and certain transfers of assets from the fund. The Plan administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio are not probable of occurring.

6.    Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.

7.    Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated April 20, 2016, that the Plan and underlying trust qualify under the applicable regulations of the Internal Revenue Code (the “IRC”). The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes that the Plan is not subject to income tax examinations for years prior to 2011.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.

8.	Concentration of Investments
The Plan has a significant portion of its assets invested in NiSource Stock Fund at December 31, 2016, and both NiSource Stock Fund and Columbia Pipeline Group Stock Fund as of December 31, 2015. Such investments represented 20% and 29% of the Plan’s total investment assets at fair value at December 31, 2016 and 2015, respectively.

NISOURCE INC.
RETIREMENT SAVINGS PLAN

FORM: 5500 Schedule H, Part IV, Line 4i
EMPLOYER ID NO: 35-2108964, PLAN No: 005

Schedule of Assets (Held at End of Year)
As of December 31, 2016

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost**	Fair Value
*	NiSource Inc.	NiSource Stock Fund	$155,019,583	$246,685,623
	Vanguard	Federal Money Market Fund		79,250,798
*	Fidelity	Managed Income Portfolio		30,455,241
*	Fidelity	Balanced Fund Class K		41,537,106
	American Funds	EuroPacific Growth Fund		31,878,835
	Columbia	Acorn USA Z		11,455,512
*	Fidelity	Contrafund Commingled Pool		53,582,349
*	Fidelity	Equity Income Fund Class K		18,186,902
*	Fidelity	Growth Company Commingled Pool		91,912,371
	Oakmark	Oakmark International Fund I		11,991,848
	MFS	Massachusetts Investors Trust		18,010,145
	Invesco	Small Cap Value Fund		21,799,001
	Northern Funds	Small Cap Value Fund		9,206,084
	Perkins	Small Cap Value Fund Class N		20,295,585
*	Fidelity	FIAM Target Date Income Commingled Pool		4,049,712
*	Fidelity	FIAM Target Date 2005 Commingled Pool		1,166,334
*	Fidelity	FIAM Target Date 2010 Commingled Pool		10,045,629
*	Fidelity	FIAM Target Date 2015 Commingled Pool		18,136,367
*	Fidelity	FIAM Target Date 2020 Commingled Pool		96,481,898
*	Fidelity	FIAM Target Date 2025 Commingled Pool		51,768,507
*	Fidelity	FIAM Target Date 2030 Commingled Pool		67,239,802
*	Fidelity	FIAM Target Date 2035 Commingled Pool		20,000,600
*	Fidelity	FIAM Target Date 2040 Commingled Pool		36,338,171
*	Fidelity	FIAM Target Date 2045 Commingled Pool		16,432,252
*	Fidelity	FIAM Target Date 2050 Commingled Pool		23,543,723
*	Fidelity	FIAM Target Date 2055 Commingled Pool		7,774,057
*	Fidelity	FIAM Target Date 2060 Commingled Pool		365,071
*	Fidelity	Fidelity 500 Index - Institutional		95,579,026
*	Fidelity	Fidelity International Index Fund - Premium Class		5,121,868
*	Fidelity	Fidelity Extended Market Index Fund - Premium Class		14,250,143
	Vanguard	Total Bond Market Index Fund		64,726,235
	Vanguard	Inflation Protected Securities Fund		7,304,059
*	Various plan participants	Participant loans, with interest rates ranging from 3.25% to 10.50%, and maturity dates ranging from 2017 to 2031.		28,393,035
	Total Assets (Held at End of Year)			$1,254,963,889

*	Denotes a party-in-interest
**	Cost omitted for participant-directed investments

	See Report of Independent Registered Public Accounting Firm

NISOURCE INC.
RETIREMENT SAVINGS PLAN

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NiSource Inc. Retirement Savings Plan
(Name of Plan)

Date:	June 21, 2017	/s/Shawn Anderson
Shawn Anderson
V.P., Treasurer & Chief Risk Officer NiSource Inc.
Member, Administrative Committee

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2016 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/Joseph Hamrock	/s/Donald E. Brown
Joseph Hamrock	Donald E. Brown
President, Chief Executive	Executive Vice President and
Officer and Director	Chief Financial Officer

NISOURCE INC.
RETIREMENT SAVINGS PLAN

Exhibit	Description of Item
23.1	Consent of Independent Registered Public Accounting Firm